July 26, 2016

VIA EDGAR

Samantha Brutlag

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Brutlag:

On May 27, 2016, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the AlphaCentric/IMFC Managed Futures Strategy (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on July 8, 2016, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1. Please add ETF Risk to the principal risks to correspond to the strategy disclosure.

Response. The Registrant has added the following risk:

Acquired Fund Risk. Because the Fund may invest in other investment companies, such as ETFs, the value of your investment will fluctuate in response to the performance of the acquired funds. Investing in acquired funds involves certain additional expenses and certain tax results that would not arise if you invested directly in the securities of the acquired funds.

Comment 2. Please remove the US Agency Securities Risk or add reference to such securities to the investment strategy.

Response. The Registrant has deleted the risk as it is not a principal risk of the Fund.

Comment 3. Please confirm that the auditor’s consent will be filed with the 485b filing.

Response. The Registrant so confirms.

Comment 4. In “Performance”, please revise the disclosure to indicate that the Predecessor Fund had materially equivalent investment objectives, policies and guidelines as the Fund.

Response. The Registrant has revised the disclosure as shown below:

The Fund acquired all of the assets and liabilities of Attain IMFC Macro Fund LLC (the “Predecessor Fund”) in a tax-free reorganization on December 22, 2015.  In connection with this acquisition, shares of the Predecessor Fund were exchanged for Class I shares of the Fund.  The Fund's investment objectives, policies and guidelines are, in all material respects, equivalent to the Predecessor Fund’s investment objectives, policies and guidelines. ~~The Predecessor Fund had an investment objective and strategies that were, in all material respects, the same as those of the Fund, and was managed in a manner that, in all material respects, complied with the investment guidelines and restrictions of the Fund.~~ The performance information set forth below reflects the historical performance of the Predecessor Fund shares up to the tax-free reorganization on December 22, 2015.

Comment 5. In “Performance”, in the introduction to the average annual returns table, please clarify that the returns are actual returns of the Predecessor Fund, including all of its fees and expenses, without adjustment for the Fund’s fees and expenses.

Response. The Registrant revised the disclosure as shown below:

The following table shows the average annual returns for the Predecessor Fund, which includes all of its actual fees and expenses, over various periods ended December 31, 2015.

Comment 6. Supplementally please provide the following representations and/or confirmations as described in the MassMutual No-Action Letter (Mass Mutual Institutional Funds, SEC No-Action Letter, pub. avail. Sept. 28, 1995) (“MassMutual”):

1.	Please describe the Predecessor Fund including why and when it was created. If it was created solely for the establishment of a performance record, prior performance should not be included in the Registration Statement.
2.	Please state whether the advisor managed any other accounts substantially similar to the Fund. If so, were those accounts converted to registered investment companies? If not, why not?
3.	Please explain why the Predecessor Fund was chosen to be registered and if any other substantially similar accounts had lower performance relative to the Predecessor Fund.
4.	State whether the Predecessor Fund transferred substantially all of its securities to the Fund or if only a portion was transferred to the newly registered Fund.
5.	Please confirm whether the advisor believes that the Predecessor Fund could have complied with Sub-Chapter M of the Internal Revenue Code.

Please also confirm supplementally that (i) the Adviser has the records to support the performance calculation shown; (ii) the objectives, policies, guidelines and restrictions of the Fund are in all material respects equivalent to those of the Predecessor Fund; (iii) the Fund will show both before and after tax returns once the Fund has performance as a mutual fund; (iv) the performance has been adjusted to reflect the Fund’s maximum sales load; and (v) all Predecessor Fund expenses were deducted from the performance shown, and, if the Fund will have higher fees than the Predecessor Fund, disclose that the performance would have been lower.

Response. The Registrant responded to this comment in its letter dated December 8, 2015 in response to comments on the 485a filing to register this series of shares.

* * * * *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins